UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            Rubio's Restaurants, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    78116B102
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                                 (CUSIP Number)

                                 January 3, 2007
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             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

      |_|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |X|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

CUSIP NO. 78116B102
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1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Ralph Rubio
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |_|
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3.    SEC Use only
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4.    Citizenship or Place of Organization

      United States of America
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Number of         5.    Sole Voting Power               924,687(1)
Shares            --------------------------------------------------------------
Beneficially      6.    Shared Voting Power             -0-
Owned by Each     --------------------------------------------------------------
Reporting         7.    Sole Dispositive Power          924,687(1)
Person With:      --------------------------------------------------------------
                  8.    Shared Dispositive Power        -0-
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      924,687(1)
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions) |_|
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11.   Percent of Class Represented by Amount in Row (9)

      9.3% as of December 30, 2007
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12.   Type of Reporting Person (See Instructions)

      IN
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(1)   908,847 of the shares are held by Mr. Rubio in trust for the benefit of
      Mr. Rubio and his family; 5,840 of the shares are held by Mr. Rubio's spouse as custodian for the benefit of his minor children; the remaining 10,000 shares represent options exercisable by Mr. Rubio within 60 days after December 30, 2007.


                                Page 2 of 4 pages

Item 1.

      (a) Name of Issuer: Rubio's Restaurants, Inc.

      (b) Address of Issuer's Principal Executive Offices: 1902 Wright Place, Suite 300, Carlsbad, CA 92008.

Item 2.

      (a) Name of Person Filing: Ralph Rubio.

      (b) Address of Principal Business Offices or, if none, Residence: 1902 Wright Place, Suite 300, Carlsbad, CA 92008.

      (c) Citizenship: United States of America.

      (d) Title of Class of Securities: Common Stock, par value $0.001 par value per share.

      (e) CUSIP Number: 78116B102.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned: See Row 9 of cover page.

      (b)   Percent of Class: See Row 11 of cover page.

      (c)   Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: See Row 5 of cover page.

            (ii)  Shared power to vote or to direct the vote: -0-

            (iii) Sole power to dispose or to direct the disposition of: See Row
                  7 of cover page.

            (iv)  Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      Not applicable.


                                Page 3 of 4 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                      January 28, 2008
                                             -----------------------------------
                                                            Date


                                             -----------------------------------
                                                          Signature

                                             Ralph Rubio / Chairman of the Board
                                             -----------------------------------
                                                         Name/Title


                                Page 4 of 4 pages